UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                           Encore Capital Group, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock ($.01 par value)
                          ----------------------------
                         (Title of Class of Securities)

                                   292554 10 2
                                  -------------
                                 (CUSIP Number)

                                 Stuart I. Rosen
               Senior Vice President and Associate General Counsel
                             Triarc Companies, Inc.
                                 280 Park Avenue
                            New York, New York 10017
               ----------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                  May 12, 2005
                               ------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), (f) or (g), check the following box[ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1)  Name of Reporting Person      Madison West Associates Corp.
     I.R.S. Identification No.
     of Above Person
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box    (a)
     if a Member of a Group       ---------------------------------------------
                                  (b) X
                                  ---------------------------------------------
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                             OO
--------------------------------------------------------------------------------
(5)  Check Box if Disclosure                                   [ ]
     of Legal [ ] Proceedings
     is Required Pursuant
     to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of
     Organization                                    Delaware
--------------------------------------------------------------------------------

Number of Shares         (7) Sole Voting Power               None
Beneficially Owned by    ------------------------------------------------------
Each Reporting Person    (8) Shared Voting Power        1,296,800
with                     ------------------------------------------------------
                         (9) Sole Dispositive Power          None
                         ------------------------------------------------------
                         (10)Shared Dispositive Power   1,296,800
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                   1,296,800
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                [ ]
     Amount in Row (11) Excludes
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented                              5.8%
     by Amount in Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                   CO
================================================================================

* Based on 22,259,424 shares of common stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)  Name of Reporting Person        Triarc Companies, Inc.
     I.R.S. Identification No.
     of Above Person
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box if    (a)
     a Member of a Group             ------------------------------------------
                                     (b) X
                                     ------------------------------------------
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4) Source of Funds                                              OO
--------------------------------------------------------------------------------
(5) Check Box if Disclosure of Legal                            [ ]
    Proceedings is Required Pursuant
    to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6) Citizenship or Place of                   Delaware
    Organization
--------------------------------------------------------------------------------
Number of Shares           (7) Sole Voting Power               None
Beneficially Owned by      ----------------------------------------------------
Each Reporting Person      (8) Shared Voting Power        1,398,075
With                       ----------------------------------------------------
                           (9) Sole Dispositive Power          None
                           ----------------------------------------------------
                           (10)Shared Dispositive Power   1,398,075
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                       1,398,075
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                 [ ]
     Amount in Row (11) Excludes
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented                             6.3%*
     by Amount in Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                    CO
================================================================================

* Based on 22,259,424 shares of common stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)  Name of Reporting Person         Nelson Peltz
     I.R.S. Identification No. of
     Above Person
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box       (a)
     if a Member of a Group          ------------------------------------------
                                     (b) X
                                     ------------------------------------------
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds                                            OO
--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of                                [ ]
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                         United States
     Organization
--------------------------------------------------------------------------------
Number of                (7) Sole Voting Power               None
Shares                   ------------------------------------------------------
Beneficially             (8) Shared Voting Power        2,895,099
Owned by Each            ------------------------------------------------------
Reporting                (9) Sole Dispositive Power          None
Person With              ------------------------------------------------------
                         (10)Shared Dispositive Power   2,895,099
--------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially
     Owned by Each Reporting Person                     2,895,099
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                [ ]
     Amount in Row (11) Excludes
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented                           13.0%*
     by Amount in Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                   IN
================================================================================

* Based on 22,259,424 shares of common stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)  Name of Reporting Person      Peter W. May
     I.R.S. Identification No.
     of Above Person
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box     (a)
     if a Member of a Group        --------------------------------------------
                                   (b) X
                                   --------------------------------------------
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds                                           OO
--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of                                [ ]
     Legal Proceedings is
     Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of                        United States
     Organization
--------------------------------------------------------------------------------
Number of                (7) Sole Voting Power             15,000
Shares                   ------------------------------------------------------
Beneficially             (8) Shared Voting Power        2,066,525
Owned by Each            ------------------------------------------------------
Reporting                (9) Sole Dispositive Power        15,000
Person With              ------------------------------------------------------
                         (10)Shared Dispositive Power   2,066,525
--------------------------------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                   2,081,525
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate                               [ ]
     Amount in Row (11) Excludes
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented                            9.4%*
     by Amount in Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                  IN
================================================================================

* Based on 22,259,424 shares of common stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

(1)  Name of Reporting Person        Neale M. Albert
     I.R.S. Identification No.of
     Above Person
--------------------------------------------------------------------------------
(2)  Check the Appropriate Box       (a)
     if a Member of a Group          ------------------------------------------
                                     (b) X
                                     ------------------------------------------
--------------------------------------------------------------------------------
(3)  SEC Use Only
--------------------------------------------------------------------------------
(4)  Source of Funds                                            OO
--------------------------------------------------------------------------------
(5)  Check Box if Disclosure of                                 [ ]
     Legal Proceedings is
     Required Pursuant to Items
     2(d) or 2(e)
--------------------------------------------------------------------------------
(6)  Citizenship or Place of Organization             United States
--------------------------------------------------------------------------------
Number of                (7) Sole Voting Power                 None
Shares                   ------------------------------------------------------
Beneficially             (8) Shared Voting Power            703,650
Owned by Each            ------------------------------------------------------
Reporting                (9) Sole Dispositive Power            None
Person With              ------------------------------------------------------
                         (10)Shared Dispositive Power       703,650
------------------------ -------------------------------------------------------
(11) Aggregate Amount
     Beneficially Owned by Each
     Reporting Person                                       703,650
--------------------------------------------------------------------------------
(12) Check Box if the Aggregate                                 [ ]
     Amount in Row (11) Excludes
     Certain Shares
--------------------------------------------------------------------------------
(13) Percent of Class Represented                             3.2%*
     by Amount in Row (11)
--------------------------------------------------------------------------------
(14) Type of Reporting Person                                    IN
================================================================================

* Based on 22,259,424 shares of common stock outstanding as of April 25, 2005, as reported in the Company's Form 10-Q, as filed with the Securities and Exchange Commission on May 9, 2005.

Amendment No. 8 to Schedule 13D

     This Amendment No. 8 to Schedule 13D amends the Schedule 13D originally filed on March 4, 2002 (the "Original Statement"), as supplemented and amended by Amendment No. 1, dated October 31, 2002, Amendment No. 2, dated September 4, 2003, Amendment No. 3, dated September 29, 2003, Amendment No. 4 dated October 9, 2003, Amendment No. 5 dated October 16, 2003 and Amendment No. 6 dated
December 23, 2004 and Amendment No. 7 dated January 20, 2005 (the Original Statement, as so amended, the "Schedule 13D"). Unless otherwise indicated, all capitalized terms shall have the same meaning as provided in the Schedule 13D. Except as set forth below, there are no changes to the information set forth in the Schedule 13D.

Item 3.   Source and Amount of Funds or Other Consideration

          Item 3 of the Schedule 13D is hereby amended by adding the following:

          On May 12, 2005, the Peltz LP made a bona fide gift of 35,200 shares of Common Stock to the Nelson and Claudia Peltz Family Foundation, a trust established for charitable purposes (the "Peltz Family Foundation").

Item 5.   Interest in Securities of the Issuer.

          Paragraphs (iii) and (iv) of Part (a)-(b) of Item 5 are amended and restated to read in their entirety as follows:

          (iii) As a co-trustee of each of the JM Trust and the LM Trust, Mr. Albert shares with Mr. May voting and dispositive power over the 334,225 shares of Common Stock directly owned by the JM Trust, and the 334,225 shares of Common Stock directly owned by the LM Trust. As a co-trustee of the Peltz Family Foundation, Mr. Albert shares voting and dispositive power over of the 35,200 shares of Common Stock directly owned by the Peltz Family Foundation. As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Albert may be deemed the beneficial owner of 703,650 shares, which constitute approximately 3.2% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2005). Mr. Albert disclaims beneficial ownership of such shares;

          (iv) On May 9, 2004 Mr. Peltz transferred all of his general partnership interests in the Peltz LP to Claudia Peltz, his wife, as a result of which Mrs. Peltz became the sole general partner of the Peltz LP. Immediately thereafter, Mrs. Peltz contributed all of the general partnership interests in the Peltz LP to a limited liability company of which she is the sole member. Mr. Peltz may be deemed to beneficially own the 1,461,824 shares of Common Stock directly owned by the Peltz LP. As a co-trustee of the Peltz Family Foundation, Mr. Peltz shares voting and dispositive power over of the 35,200 shares of Common Stock directly owned by the Peltz Family Foundation. As a result of the Voting Agreement, Mr. Peltz and Mr. May may be deemed to beneficially own, in the aggregate, approximately 34.9% of the voting power of the outstanding Class A Common Stock and Class B Common Stock, of Triarc, and thus Mr. Peltz shares voting and dispositive power with Triarc and Mr. May over the 1,398,075 shares of Common Stock beneficially owned by Triarc (see (ii) above). As a result, pursuant to Rule 13d-3 of the Exchange Act, Mr. Peltz may be deemed the indirect beneficial owner of (i) the 1,461,824 shares of Common Stock directly owned by the Peltz LP, (ii) the 35,200 shares of Common Stock directly owned by the Peltz Family Foundation and (iii) the 1,398,075 shares of Common Stock beneficially owned by Triarc, which, in the aggregate, constitute approximately 13.0% of the Company's outstanding shares of Common Stock (computed in accordance with Rule 13d-3 of the Exchange Act and on the basis of 22,259,424 shares of Common Stock currently outstanding, as reported in the Company's Form 10-Q filed with the Securities and Exchange Commission on May 9, 2005). Mr. Peltz disclaims beneficial ownership of such shares;


          Part (a)-(b) of Item 5 is also hereby amended by adding the following after paragraph (v):

          (vi) The Peltz Family Foundation is the beneficial owner of 35,200 shares of Common Stock. Mr. and Mrs. Peltz, one of their adult children and Mr. Albert serve as co-trustees of the Peltz Family Foundation. Mr. Peltz may be deemed to beneficially own the shares of Common Stock owned by the Peltz Family Foundation. Mr. Peltz disclaims beneficial ownership of such shares.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

Date:  May 25, 2005

                                   MADISON WEST ASSOCIATES CORP.



                                   By:/s/STUART I. ROSEN
                                      ------------------------------------------
                                      Name:  Stuart I. Rosen
                                      Title: Senior Vice President and Secretary


                                   TRIARC COMPANIES, INC.



                                    By:/s/STUART I. ROSEN
                                       ----------------------------------------
                                       Name: Stuart I. Rosen
                                       Title:Senior Vice President and Secretary



                                        /s/NELSON PELTZ
                                        ----------------------------------------
                                        Nelson Peltz



                                       /s/PETER W. MAY
                                       ----------------------------------------
                                       Peter W. May



                                       /s/NEALE M. ALBERT
                                       ----------------------------------------
                                       Neale M. Albert

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             TRIARC COMPANIES, INC.

         Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Triarc, other than Messrs. Peltz and May who are also Reporting Persons. (1)


Name                         Citizenship            Residence or Business Address     Beneficial Ownership
---------------------------- ---------------------- --------------------------------- -------------------------
Hugh L. Carey                USA                    805 Third Avenue
                                                    New York, NY 10022                           0

Clive Chajet                 USA                    575 Madison Avenue,
                                                    New York, NY  10022                          0

Joseph A. Levato             USA                    280 Park Avenue
                                                    New York, NY  10017                          0

Gregory H. Sachs             USA                    8700 West Bryn Mawr, 12th Fl.
                                                    Chicago, IL  60631                           0

David E. Schwab II           USA                    1133 Avenue of the Americas
                                                    New York, NY 10036                           0

Raymond S. Troubh            USA                    10 Rockefeller Plaza
                                                    New York, NY  10020                          0

Gerald Tsai, Jr.             USA                    200 Park Avenue
                                                    New York, NY  10166                          0

Jack G. Wasserman            USA                    280 Park Avenue
                                                    New York, NY  10017                          0

Edward Garden                USA                    280 Park Avenue
                                                    New York, NY  10017                          0

Brian L. Schorr              USA                    280 Park Avenue
                                                    New York, NY  10017                    17,008 (2) (3)

Francis T. McCarron          USA                    280 Park Avenue
                                                    New York, NY  10017                          0

Stuart I. Rosen              USA                    280 Park Avenue
                                                    New York, NY  10017                      22,000 (2)

Fred H. Schaefer             USA                    280 Park Avenue
                                                    New York, NY  10017                      50,000 (2)

Anne A. Tarbell              USA                    280 Park Avenue
                                                    New York, NY  10017                          0

Douglas N. Benham            USA                    1000 Corporate Drive
                                                    Fort Lauderdale, FL 33334                    0



1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Triarc listed above
     (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; (iii) has sole voting and dispositive power over the shares listed on this Schedule I and (iv) has the sole right to receive dividends from, or the proceeds from the sale of the shares listed on this Schedule I.

2)   Consists of Common Stock.

3) The shares reported herein are held by Mr. Schorr's wife, as to which shares Mr. Schorr disclaims beneficial ownership.

                                   SCHEDULE II

                        DIRECTORS AND EXECUTIVE OFFICERS
                          MADISON WEST ASSOCIATES CORP.


     Set forth below are the names, citizenship, addresses and, to the best knowledge of the Reporting Persons, the beneficial ownership in the securities of the Company of each of the directors and executive officers of Madison West.
(1)

Name                         Citizenship                Residence or Business      Beneficial Ownership
                                                        Address

Edward Garden                USA                        280 Park Avenue
                                                        New York, NY  10017                   0

Francis T. McCarron          USA                        280 Park Avenue
                                                        New York, NY  10017                    0

Brian L. Schorr              USA                        280 Park Avenue
                                                        New York, NY  10017               17,008 (2)

Stuart I. Rosen              USA                        280 Park Avenue
                                                        New York, NY  10017               22,000 (2)

Fred H. Schaefer             USA                        280 Park Avenue
                                                        New York, NY  10017               50,000 (2)

Anne A. Tarbell              USA                        280 Park Avenue
                                                        New York, NY  10017                    0

1) To the best knowledge of the Reporting Persons, except where otherwise noted, each of the directors and executive officers of Madison West listed above (i) funded their purchase of shares of Common Stock reported herein from personal funds; (ii) acquired the shares of Common Stock for investment purposes; and (iii) has sole voting and dispositive power over the shares listed on this Schedule II.

2)        See Schedule I.
